Exhibit 99.1

EARNINGS RELEASE
STATS ChipPAC Reports Third Quarter 2007 Results
• Revenue increased 11.9% sequentially to $414.2 million
• Gross margin improved 2.2% over prior quarter
United States — 10/24/2007, Singapore — 10/25/2007 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced results for the third quarter 2007.
Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC, said, “We had a good third quarter driven by broad based seasonal demand in the computing, communications and consumer end markets. Most of our customers were aggressive in working down their inventory levels in the first half of 2007 and entered the seasonally strong second half of 2007 with relatively lean inventory levels. On the back of these lean inventory levels, we saw strong demand for our services as our customers built to support the holidays demand and to replenish inventory. The demand was strong in all products including 3D packaging, flip chip, wafer level packaging and test.”
Revenue for the third quarter of 2007 increased 4.3% to $414.2 million, compared to $397.1 million in the third quarter of 2006. This represents a sequential increase of 11.9% compared to the second quarter of 2007. Net income for the third quarter of 2007 improved 50.6% to $27.9 million or $0.13 per diluted ADS, compared to net income of $18.5 million or $0.09 per diluted ADS in the third quarter of 2006.
John Lau, Chief Financial Officer of STATS ChipPAC, said, “As a result of improved utilization from increased demand for our services and cost controls, gross margin improved 2.2% compared to the prior quarter. We continue to emphasize cost controls and to focus disciplined investments on strategic customer programs. In the three and nine months ended September 30, 2007, we spent approximately $88.8 million and $201.0 million in capital expenditures, which were 21.4% and 17.1% of revenue, respectively, compared to 12.4% and 24.5% of revenue in the three and nine months ended September 24, 2006, respectively.”
The Company does not intend to host a conference call to discuss its results for the third quarter 2007 or its future quarterly results. In addition, the Company will no longer provide revenue or earnings guidance to analysts and investors on its future quarterly results.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide,

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com

STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to the market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia, Thailand and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Colorado and North Carolina). Our offices outside the United States are located in South Korea, Singapore, China, Malaysia, Thailand, Taiwan, Japan, the Netherlands and United Kingdom. STATS ChipPAC’s facilities include those of its subsidiary, STATS ChipPAC Taiwan Semiconductor Corporation (formerly known as Winstek Semiconductor Corporation), in Hsinchu District, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in South Korea, Singapore, Malaysia, China, Taiwan and the United States as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq Stock Market (NASDAQ) and the Singapore Exchange Securities Trading Limited (SGX-ST). In addition, STATS ChipPAC is also included in the Morgan Stanley Capital International (MSCI) Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Certain statements in this release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ from our expectations include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; reliance on a small group of principal customers; continued success in technological innovations; availability of financing; pricing pressures including declines in average selling prices; ability to meet specific conditions imposed for the continued trading or listing of the Company’s securities on the SGX-ST and the NASDAQ; our substantial level of indebtedness; potential impairment charges; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in products mix; intellectual property rights disputes and litigation; capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings that may result in conflicting interests with Temasek Holdings and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; our ability to continue to successfully integrate the operations of the former separate STATS and ChipPAC companies and their employees; labor union problems in South Korea; uncertainties of conducting business in China; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 12, 2007. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our third quarter of 2007 ended on September 30, 2007, while

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com

our third quarter of 2006 ended on September 24, 2006. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Senior Marcom Manager
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 24,	September 30,	September 24,	September 30,
	2006	2007	2006	2007
Net revenues	$397,109	$414,231	$1,200,951	$1,174,884
Cost of revenues	(318,185)	(330,337)	(958,628)	(946,484)

Gross profit	78,924	83,894	242,323	228,400

Operating expenses:
Selling, general and administrative	30,707	26,603	110,332	82,638
Research and development	7,632	9,006	22,514	26,176
Tender offer expenses	—	—	—	10,922
Held for sale asset impairment	—	—	—	1,725
Restructuring charges	1,938	—	1,938	990

Total operating expenses	40,277	35,609	134,784	122,451

Operating income	38,647	48,285	107,539	105,949
Other income (expenses), net	(10,808)	(8,242)	(30,813)	(25,464)

Income before income taxes	27,839	40,043	76,726	80,485
Income tax expense	(7,137)	(10,812)	(20,266)	(24,245)

Income before minority interest	20,702	29,231	56,460	56,240
Minority interest	(2,205)	(1,369)	(7,927)	(3,902)

Net income	$18,497	$27,862	$48,533	$52,338

Net income per ordinary share:
Basic	$0.01	$0.01	$0.02	$0.03
Diluted	$0.01	$0.01	$0.02	$0.02

Net income per ADS:
Basic	$0.09	$0.14	$0.24	$0.26
Diluted	$0.09	$0.13	$0.23	$0.25

Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,993,778	2,043,247	1,987,707	2,028,171
Diluted	2,161,980	2,194,438	2,158,626	2,185,182

ADS (in thousands) used in per ADS calculation:
Basic	199,378	204,325	198,771	202,817
Diluted	216,198	219,444	215,863	218,518

Key Ratios and Information:
Gross Margin	19.9%	20.3%	20.2%	19.4%
Operating Expenses as a % of Revenue	10.2%	8.6%	11.2%	10.4%
Operating Margin	9.7%	11.7%	9.0%	9.0%

Depreciation & Amortization, including
Amortization of Debt Issuance Costs	$62,595	$62,883	$204,151	$186,967
Capital Expenditures	$49,169	$88,817	$294,476	$200,976

Share-based compensation expense included under SFAS 123(R) were as follows:
Cost of revenues	$1,387	$1,115	$4,530	$3,672
Selling, general and administrative	1,651	742	4,884	2,482
Research and development	396	204	1,248	776

	$3,434	$2,061	$10,662	$6,930

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 31,	September 30,
	2006	2007
		(Unaudited)
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$216,583	$260,130
Accounts receivable, net	243,779	262,506
Inventories	111,614	90,199
Other current assets	27,845	29,977

Total current assets	599,821	642,812

Marketable securities	15,358	15,211
Property, plant and equipment, net	1,192,830	1,198,888
Investment in equity investee	10,292	10,112
Goodwill and intangible assets	555,358	553,383
Other non-current assets *	84,621	66,740

Total assets	$2,458,280	$2,487,146

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$201,999	$211,399
Other current liabilities	104,482	96,440
Short-term debts	65,373	262,844

Total current liabilities	371,854	570,683
Long-term debts	697,523	420,423
Other non-current liabilities	84,807	97,078

Total liabilities	1,154,184	1,088,184

Minority interest	57,946	57,010

Shareholders’ equity	1,246,150	1,341,952

Total liabilities and shareholders’ equity	$2,458,280	$2,487,146

*	Includes $1.6 million and $1.0 million of non-current restricted cash as of September 30, 2007 and December 31, 2006, respectively.

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com

STATS ChipPAC Ltd.
Other Supplemental Information
(Unaudited)

	3Q 2006	2Q 2007	Q3 2007
Net Revenues by Product Line
Packaging — array	54.3%	56.0%	56.4%
Packaging — leaded	19.3%	18.6%	18.5%
Test and other services	26.4%	25.4%	25.1%

	100.0%	100.0%	100.0%

Net Revenues by End User Market
Communications	56.9%	50.0%	52.4%
Personal Computers	18.0%	14.8%	14.6%
Consumer, Multi-applications and Others	25.1%	35.2%	33.0%

	100.0%	100.0%	100.0%

Net Revenues by Region
United States of America	73.0%	71.6%	73.9%
Europe	2.6%	3.5%	3.3%
Asia	24.4%	24.9%	22.8%

	100.0%	100.0%	100.0%

Number of Testers	1,002	912	891
Number of Wirebonders	3,801	3,759	3,933

Overall Equipment Utilization Rate	75%	74%	78%

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com